Exhibit 99.1

News Release

For Immediate Release

Stantec names Rich Allen chief operating officer

BOSTON MA (September 28, 2009) TSX, NYSE: STN

North American design firm Stantec announced that Rich Allen will be appointed the new chief operating officer (COO) of the Company, effective January 1, 2010. Based in Boston, Massachusetts, Allen is currently a senior vice president and managing leader of the firm’s operations in the eastern half of the US.

“Rich is a perfect fit for the COO position and we’re pleased he’s agreed to take on this new challenge,” says Stantec President & CEO Bob Gomes. “Our goal has been to fill our senior leadership positions from within our own ranks when we can, and Rich’s transition will be another successful example of this plan.”

Allen will take over the role from Mark Jackson, who will be retiring at the end of the year and has served in the position since 2007. Allen joined Stantec in 2006 with the acquisition of engineering firm Dufresne-Henry, where he served as president and CEO. As leader of Stantec’s US East region, he has helped more than triple the firm’s presence there as it expanded into New York City, Ohio, Kentucky, Illinois, and other areas.

Allen graduated from Worcester Polytechnic Institute (WPI) with a degree in civil engineering in 1976 and, four years later, earned a master of science degree in the same field from the University of Washington after graduate research at McGill University. After nine years of engineering practice on water and wastewater supply, transmission, and treatment projects on both the US east and west coasts, he received his Juris Doctor from Franklin Pierce Law Center in 1985. He then practiced law for 17 years with Gadsby Hannah, LLP in Boston, serving as an associate, partner, and leader of the firm's national design and construction law practice group.

A noted author and speaker, Allen has written extensively on issues related to engineering and construction law and has served as a visiting professor at WPI. He is a registered professional engineer and attorney at law in several US states as well as a member of the bar for the United States Supreme Court and the First and Fourth Circuit Courts of Appeals.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 10,000 employees operating out of over 130 locations in North America. Stantec trades on the TSX and on the NYSE under the symbol STN.

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Media Contact Jay Averill Stantec Media Relations Tel: (780) 917-7441 jay.averill@stantec.com	Investor Contact Simon Stelfox Stantec Investor Relations Tel : 780-917-7288 simon.stelfox@stantec.com

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